Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-169385
PROSPECTUS SUPPLEMENT NO. 6
8,140,496 Shares of Common Stock
This Prospectus Supplement No. 6 (the “Prospectus Supplement”) amends our Prospectus dated May 6, 2011 (the “Prospectus”). The Prospectus relates to the offer for sale by the existing holders of our common stock, par value $0.01 per share, named in the Prospectus of 8,140,496 shares of our common stock, including 3,488,784 shares of our common stock issuable upon exercise of the warrants held by the selling security holders. These existing holders of our common stock are referred to as selling security holders throughout this Prospectus Supplement.
All of the shares of common stock offered by this Prospectus Supplement are being sold by the selling security holders. It is anticipated that the selling security holders will sell these shares of common stock from time to time in one or more transactions, in negotiated transactions or otherwise, at prevailing market prices or at prices otherwise negotiated. We will not receive any proceeds from the sales of shares of common stock by the selling security holders.
On December 14, 2011, we filed with the Securities and Exchange Commission a Current Report on Form 8-K announcing that we have been informed by Novartis Pharma AG (“Novartis”) that Novartis will not seek regulatory approval or pursue further clinical development of oral calcitonin (SMC021), which is being studied by Nordic Bioscience (the exclusive license partner of Novartis) as a treatment option in two indications, osteoarthritis (OA) and post-menopausal osteoporosis (OP).
Novartis advised us that the decision to stop the clinical program of SMC021 in both OA and OP was based on analysis and evaluation of data from three Phase III clinical trials, two in OA and one in OP, which showed that, although SMC021 displayed a favorable safety profile, it failed to meet key efficacy endpoints in all three trials. We intend to further analyze and evaluate the data from the three Phase III clinical trials in order to understand the results and determine next steps with respect to the SMC021 development program.
A complete copy of the Form 8-K is attached hereto.
This Prospectus Supplement should be read in conjunction with the Prospectus, as previously supplemented, and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained therein.
Our common stock is currently traded on the Over-The-Counter Bulletin Board, commonly known as the OTC Bulletin Board (“OTCBB”), under the symbol “EMIS.QB” As of December 13, 2011, the closing sale price of our common stock was $0.30 per share.
Investing in our securities involves substantial risks. You should carefully consider the matters discussed under the section entitled “Risk Factors” beginning on page 6 of the Prospectus, as previously supplemented.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is December 14, 2011.